UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ameritrade Holding Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03074K 10 0 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03074K 10 0		Page 2 of 9

1.	Name of Reporting Person: Silver Lake Partners, L.P. I.R.S. Identification Nos. of above persons (entities only): Not required

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 19,106,843 (1) 7. Sole Dispositive Power 0 8. Shared Dispositive Power 19,106,843 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,106,843 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 4.5% (2)

12.	Type of Reporting Person (See Instructions) PN

(1)	Includes shares of common stock of the Issuer owned as of December 31, 2003 by a group of investment funds affiliated with Silver Lake Partners, L.P. (“SLP”), including (i) 18,180,296 shares owned by SLP, (ii) 524,316 shares owned by Silver Lake Investors, L.P. (“SLI”) and (iii) 402,231 shares owned by Silver Lake Technology Investors, L.L.C. (“SLTI” and collectively with SLP and SLI, the “Silver Lake Affiliates”). The numbers reported in rows 6, 8, and 9 do not include any shares (i) held by any other parties to the Stockholders Agreement, dated April 6, 2002, as further described in Item 8 hereof or (ii) held directly by Glenn H. Hutchins, a managing member and officer of the general partner of SLP. Based on information provided to the Silver Lake Affiliates by the other parties to the Stockholders Agreement, the Silver Lake Affiliates and such other parties owned in the aggregate 187,721,817 shares as of December 31, 2003. Each of the Silver Lake Affiliates disclaims beneficial ownership of all shares held by such other parties to such Stockholders Agreement, as well as of the 15,519 shares held directly by Mr. Hutchins except to the extent of any pecuniary interest in Mr. Hutchins’ shares.

(2)	Percentage ownership has been determined as of December 31, 2003 based on 421,241,266 shares of common stock of the Issuer outstanding as of January 30, 2004, based on the Issuer’s quarterly report filed on Form 10-Q for the quarterly period ended December 31, 2003.

CUSIP No. 03074K 10 0		Page 3 of 9

1.	Name of Reporting Person: Silver Lake Investors, L.P. I.R.S. Identification Nos. of above persons (entities only): Not required

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 19,106,843 (1) 7. Sole Dispositive Power 0 8. Shared Dispositive Power 19,106,843 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,106,843 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 4.5% (2)

12.	Type of Reporting Person (See Instructions) PN

(1)	Includes shares of common stock of the Issuer owned as of December 31, 2003 by a group of investment funds affiliated with Silver Lake Partners, L.P. (“SLP”), including (i) 18,180,296 shares owned by SLP, (ii) 524,316 shares owned by Silver Lake Investors, L.P. (“SLI”) and (iii) 402,231 shares owned by Silver Lake Technology Investors, L.L.C. (“SLTI” and collectively with SLP and SLI, the “Silver Lake Affiliates”). The numbers reported in rows 6, 8, and 9 do not include any shares (i) held by any other parties to the Stockholders Agreement, dated April 6, 2002, as further described in Item 8 hereof or (ii) held directly by Glenn H. Hutchins, a managing member and officer of the general partner of SLP. Based on information provided to the Silver Lake Affiliates by the other parties to the Stockholders Agreement, the Silver Lake Affiliates and such other parties owned in the aggregate 187,721,817 shares as of December 31, 2003. Each of the Silver Lake Affiliates disclaims beneficial ownership of all shares held by such other parties to such Stockholders Agreement, as well as of the 15,519 shares held directly by Mr. Hutchins except to the extent of any pecuniary interest in Mr. Hutchins’ shares.

(2)	Percentage ownership has been determined as of December 31, 2003 based on 421,241,266 shares of common stock of the Issuer outstanding as of January 30, 2004, based on the Issuer’s quarterly report filed on Form 10-Q for the quarterly period ended December 31, 2003.

CUSIP No. 03074K 10 0		Page 4 of 9

1.	Name of Reporting Person: Silver Lake Technology Investors, L.L.C. I.R.S. Identification Nos. of above persons (entities only): Not required

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 19,106,843 (1) 7. Sole Dispositive Power 0 8. Shared Dispositive Power 19,106,843 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,106,843 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 4.5% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock of the Issuer owned by a group of investment funds affiliated with Silver Lake Partners, L.P. (“SLP”), including (i) 18,180,296 shares owned by SLP, (ii) 524,316 shares owned by Silver Lake Investors, L.P. (“SLI”) and (iii) 402,231 shares owned by Silver Lake Technology Investors, L.L.C. (“SLTI” and collectively with SLP and SLI, the “Silver Lake Affiliates”). The numbers reported in rows 6, 8, and 9 do not include any shares (i) held by any other parties to the Stockholders Agreement, dated April 6, 2002, as further described in Item 8 hereof or (ii) held directly by Glenn H. Hutchins, a managing member and officer of the general partner of SLP. Based on information provided to the Silver Lake Affiliates by the other parties to the Stockholders Agreement, the Silver Lake Affiliates and such other parties owned in the aggregate 187,721,817 shares as of December 31, 2003. Each of the Silver Lake Affiliates disclaims beneficial ownership of all shares held by such other parties to such Stockholders Agreement, as well as of the 15,519 shares held directly by Mr. Hutchins except to the extent of any pecuniary interest in Mr. Hutchins’ shares.

(2)	Percentage ownership has been determined as of December 31, 2003 based on 421,241,266 shares of common stock of the Issuer outstanding as of January 30, 2004, based on the Issuer’s quarterly report filed on Form 10-Q for the quarterly period ended December 31, 2003.

CUSIP No. 03074K 10 0		Page 5 of 9

1.	Name of Reporting Person: Glenn Hutchins I.R.S. Identification Nos. of above persons (entities only): Not required

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 15,519 (1) 6. Shared Voting Power 19,106,843 (2) 7. Sole Dispositive Power 15,519 (1) 8. Shared Dispositive Power 19,106,843 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,122,362 (1)(2)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 4.5% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 11,519 shares of common stock of the Issuer and 4,000 shares of restricted common stock.

(2)	Includes shares of common stock of the Issuer owned as of December 31, 2003 by a group of investment funds affiliated with Silver Lake Partners, L.P. (“SLP”), including (i) 18,180,296 shares owned by SLP, (ii) 524,316 shares owned by Silver Lake Investors, L.P. (“SLI”) and (iii) 402,231 shares owned by Silver Lake Technology Investors, L.L.C. (“SLTI” and collectively with SLP and SLI, the “Silver Lake Affiliates”). Mr. Hutchins is a managing member and officer of the general partner of SLP and SLI, and a senior member of SLTI. As such, he could be deemed to have shared voting or dispositive power over the shares held by the Silver Lake Affiliates; however, Mr. Hutchins disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest in the Silver Lake Affiliates. The numbers reported in rows 6, 8, and 9 do not include any shares held by any other parties to the Stockholders Agreement, dated April 6, 2002, as further described in Item 8 hereof. Based on information provided to the Silver Lake Affiliates by the other parties to the Stockholders Agreement, the Silver Lake Affiliates and such other parties owned in the aggregate 187,721,817 shares as of December 31, 2003. Each of the Silver Lake Affiliates and Mr. Hutchins disclaims beneficial ownership of all shares held by such other parties to such Stockholders Agreement.

(3)	Percentage ownership has been determined as of December 31, 2003 based on 421,241,266 shares of common stock of the Issuer outstanding as of January 30, 2004, based on the Issuer’s quarterly report filed on Form 10-Q for the quarterly period ended December 31, 2003.

CUSIP No. 03074K 10 0	Page 6 of 9

ITEM 1(a). NAME OF ISSUER:

Ameritrade Holding Corporation, the successor issuer to Ameritrade Online Holdings Corp. (formerly Ameritrade Holding Corporation)

ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

4211 South 102nd Street, Omaha, Nebraska     68127

ITEM 2(a). NAME OF PERSON FILING:

The persons filing this Amendment No. 1 to Schedule 13G are (i) Silver Lake Partners, L.P., a Delaware limited partnership (“SLP”), (ii) Silver Lake Investors, L.P., a Delaware limited partnership (“SLI”), (iii) Silver Lake Technology Investors, L.L.C., a Delaware limited liability company (“SLTI”, and collectively with SLP and SLI, the “SLP Affiliates”) and (iv) Glenn Hutchins (collectively, with the SLP Affiliates, the “Reporting Persons”).

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

For purposes of this filing, the address of the principal business office of (i) SLP and SLI is c/o Silver Lake Technology Associates, L.L.C., 2725 Sand Hill Road, Menlo Park, California 94025, (ii) SLTI is c/o Silver Lake Technology Management, L.L.C., 2725 Sand Hill Road, Menlo Park, California 94025 and (iii) Glenn Hutchins is c/o Silver Lake Partners, 320 Park Avenue, 33rd Floor, New York, New York 10022.

ITEM 2(c). CITIZENSHIP:

See Item 4 of each cover page.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share

ITEM 2(e). CUSIP NUMBER:

03074K 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable

CUSIP No. 03074K 10 0	Page 7 of 9

ITEM 4. OWNERSHIP.

(a) Amount beneficially owned:

See Item 9 of each cover page

(b) Percent of class:

See Item 11 of each cover page

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: See Item 5 of each cover page

(ii) Shared power to vote or to direct the vote: See Item 6 of each cover page

(iii) Sole Power to dispose or to direct the disposition of: See Item 7 of each cover page

(iv) Shared power to dispose or to direct the disposition of: See Item 8 of each cover page

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

The Silver Lake Affiliates are parties to a Stockholders Agreement, dated as of April 6, 2002, among the Issuer, entities affiliated with Bain Capital, entities affiliated with TA Associates, Inc., Mr. J. Joe Ricketts, Mr. Ricketts’ spouse and trusts established for the benefit of Mr. Ricketts’ family members (the “Stockholders Agreement”). Exhibit B attached hereto lists each party to the Stockholders Agreement. The Stockholders Agreement requires the parties to vote their shares of common stock of the Issuer for directors that are designated in accordance with the provisions of the Stockholders Agreement. The Stockholders Agreement restricts the parties from selling shares of common stock of the Issuer in some negotiated transactions unless the seller offers each other party an opportunity to participate in the sale. In addition, the Stockholders Agreement restricts the parties from voting their shares of common stock of the Issuer in favor of or against certain transactions that are not approved by the requisite directors. The aggregate number of shares of common stock of the Issuer owned by the parties to the Stockholders Agreement, based on information provided to the Reporting Persons by the other parties to the Stockholders Agreement, is 187,721,817 shares as of December 31, 2003. The share ownership reported by the Reporting Persons on this Amendment No. 1 to Schedule 13G does not include any shares owned by any parties to the Stockholders Agreement other than the Silver Lake Affiliates. Each of the Reporting Persons disclaims beneficial ownership of any shares of common stock of the Issuer owned by the other parties to the Stockholders Agreement.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

CUSIP No. 03074K 10 0	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2004

SILVER LAKE PARTNERS, L.P.

By:	Silver Lake Technology Associates, L.L.C., its general partner

	By:	/s/ Alan K. Austin

Name: Alan K. Austin Title: Managing Director

SILVER LAKE INVESTORS, L.P.

By:	Silver Lake Technology Associates, L.L.C., its general partner

	By:	/s/ Alan K. Austin

Name: Alan K. Austin Title: Managing Director

SILVER LAKE TECHNOLOGY INVESTORS, L.L.C.

By:	Silver Lake Technology Management, L.L.C., its manager

	By:	/s/ Alan K. Austin

Name: Alan K. Austin Title: Managing Director and Chief Operating Officer

By:	/s/ Glenn Hutchins

GLENN HUTCHINS

CUSIP No. 03074K 10 0	Page 9 of 9

EXHIBIT INDEX

Exhibit

Exhibit A:	Agreement of Joint Filing (incorporated by reference from Exhibit A to Schedule 13G of the Issuer filed by the reporting parties on February 14, 2003)

Exhibit B:	Parties to the Stockholders Agreement (incorporated by reference from Exhibit B to Schedule 13G of the Issuer filed by the reporting parties on February 14, 2003)